Mail Stop 3561

October 31, 2007

By Facsimile and U.S. Mail

Mr. Ray Brunner
President and Chief Executive Officer
Design Within Reach, Inc.
225 Bush Street, 20th Floor
San Francisco, California 94104

> **Re: Design Within Reach, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 30, 2006**
> **Filed May 8, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Filed August 9, 2007**
> **File No. 0-50807**

Dear Mr. Brunner:

We have reviewed your response dated September 21, 2007 to our previous letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 30, 2006

Item 8. Financial Statements and Supplementary Data
Financial Statements
Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 94

1.   We have read your response to comments 3 and 4 of our letter dated September 6, 2007 regarding your use of "estimated delivery dates" to recognize revenue each accounting and reporting period. We continue to have questions relating to your basis for determining when delivery has occurred and have not been able to conclude as to the appropriateness of your revenue recognition accounting policy and the use of "estimated

delivery dates." According to your response, you believe internal analysis of selected
tracking data obtained from shippers supports your basis for using six (6) <u>calendar</u> days
as an estimate of the length of time for merchandise shipped from your warehouse in
Kentucky to any location in the United States. Provide us with the average delivery
times you calculated at fiscal year-end 2006 for the West Coast, Midwest and East Coast
regions and why you believe calculating a weighted-average time for delivery of all
shipments is appropriate. Please explain to us why your website states that customers
should expect delivery between 7 to 10 <u>business</u> days for merchandise shipped from the
warehouse and that drop shipments directly from the vendor will take longer. Generally,
7 to 10 business days can translate into up to 14 calendar days. For fiscal 2006, please
also tell us the percentage of your product net sales that are shipped to customers directly
from your warehouse in Kentucky and the percentage of your product net sales drop
shipped directly from vendors. Tell us what consideration you have given to drop
shipments from vendors in the analysis of delivery data you performed on fiscal 2006
shipments. Please also tell us if the products that are drop shipped directly from vendors
are generally the higher priced products when compared to the unit price of the products
you maintain in your warehouse.

<u>General</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, **please provide, in writing, a statement
from the company acknowledging that**:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the
  Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of
this letter. You should provide a cover letter keying your response to our comments, and provide
the requested supplementary information, if any. Where our comment requests you to revise

future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief